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                            March 12, 2024

       Gyuheyn Jeon
       Chief Executive Officer
       Reelcause Inc.
       4760 S. Pecos Road, Suite 103
       Las Vegas, NV 89121

                                                        Re: Reelcause Inc.
                                                            Amendment No. 1 to
                                                            Registration
Statement on Form 10-12G
                                                            Filed February 29,
2024
                                                            File No. 000-56627

       Dear Gyuheyn Jeon:

                                                        We have reviewed your
filing and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

       From 10-12G/A filed on February 29, 2024

       Risk Factors, page 7

   1. We note your response to comment 1 and reissue in part. Your disclosure states that members of management
are not required to commit full time to the company and that they are currently
engaged in other business endeavors. Please revise to state how many other companies and/or
business endeavors your officers and directors are
                                                        currently involved
with. Please also update the biographical information in Item 5 to reflect other current
business endeavors.
       The Company's executive officers are in a position to influence certain actions requiring shareholder vote, page 12

   2. We note your response to comment 4 and reissue in part. Please reconcile disclosure in this risk factor
stating that shares of preferred stock have super-voting provisions with disclosure under
"Preferred Stock" on page 24 which indicates that Series A Preferred has
 Gyuheyn Jeon
Reelcause Inc.
March 12, 2024
Page 2
      one vote. In this regard, we also note that Article 3 of the company's charter indicates that any preferred stock will vote on a share-for-share basis with the common stock on any matter for which the preferred stock has voting rights.
Financial Statements, page F-1

3. Please revise to update your financial statements and related disclosures to comply with
      Rule 8-08 of Regulation S-X.
General

4. We note your response to comment 8 that your CEO/CFO is located in Korea. Please revise to disclose this, and note that if any of your officers or directors are controlled by or have substantial ties with a non-U.S. person this could impact your ability to complete an acquisition. Please include risk factor disclosure in your registration statement that addresses this fact. For instance, discuss the risk to investors that you may not be able to complete an acquisition with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the
      United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an acquisition may be limited.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ameen Hamady at 202-551-3891 or Isaac Esquivel at 202-551-3395 if you
have questions regarding comments on the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-3772 or Pam Long at 202-551-3765 with any other questions.



                                                             Sincerely,
FirstName LastNameGyuheyn Jeon
                                                             Division of
Corporation Finance
Comapany NameReelcause Inc.
                                                             Office of Real
Estate & Construction
March 12, 2024 Page 2
cc:       William B. Barnett, Esq.
FirstName LastName